EXHIBIT 99.1
SATYAM COMPUTER SERVICES LIMITED
Mahindra Satyam Infocity
A Wing, 5th Floor
Infocity, Unit 12, Plot No. 35 & 36
Hitec City Layout Sy. No. 64
Madhapur, Hyderabad 500081
India
August 12, 2011
Citibank, N.A. — Depositary Receipts Division
388 Greenwich Street
New York, New York 10013
Attention: Emi Mak
Satyam Computer Services Limited ADR Program
Dear Emi:
     Reference is hereby made to the Deposit Agreement, dated as of May 14, 2001 as supplemented (the “Deposit Agreement”), by and among Satyam Computer Services Limited (the “Company”), Citibank, N.A., in it is capacity as ADR Depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder. All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Deposit Agreement.
     The Company has been unable to file required annual reports on Form 20-F with the Commission since 2008, and has determined that it will not be able to become current in its filing obligations with the Commission. The Company therefore expects the Commission to revoke the Company’s registration under the Exchange Act at some time in the future. In anticipation of such a revocation and pursuant to Section 6.2 of the Deposit Agreement, the Company hereby instructs the Depositary to terminate the Deposit Agreement, effective on September 12, 2011 (the “Termination Date”), subject to the Depositary agreeing to the terms set forth below, and to give notice of termination to the Holders of ADSs promptly after the execution of this Letter Agreement pursuant to the Termination Notice attached hereto as Exhibit A.
     The Company requests that the Depositary agree, and the Depositary by signing below agrees, to (i) close the ADR program existing pursuant to the terms of the Deposit Agreement to any further deposits of Shares effective August 12, 2011, (ii) continue to provide to Holders of ADSs all services contemplated in the Deposit Agreement after the Termination Date up to and including March 12, 2012 (including, without limitation, the registration of transfers of ADSs and the delivery of Deposited Securities upon surrender of ADSs for cancellation), and (iii) arrange for the sale (on a commercially reasonable efforts basis) through an Indian broker on the Indian Stock Exchanges (BSE and NSE) of the Deposited Securities held on deposit as of the close of business (New York City time) on March 12, 2012 during the period from March 13, 2012 through and including March 30, 2012 (subject to extension if deemed necessary or advisable by the Depositary in order to facilitate the orderly sale of Shares then held on deposit), and for the distribution of the net cash proceeds from such sale (after deduction of applicable fees, taxes and expenses) to the holders of ADSs then outstanding upon the terms of the Deposit Agreement.
     The Company and the Depositary agree that, in order to reflect the termination arrangements set forth above, the Depositary will file with the Commission a post-effective amendment to Registration Statement on Form F-6 with as exhibits thereto, inter alia, (i) a form of ADR substantially in the form of Exhibit B hereto, and (ii) this Letter Agreement.
     The Company and the Depositary hereby confirm for the benefit of the other that the indemnity and hold harmless obligations under Section 5.8 of the Deposit Agreement shall cover the actions taken by the Depositary pursuant to this Letter Agreement.
     The terms of this Letter Agreement are supplemental to the Deposit Agreement and will be governed by the laws of the State of New York.
     This Letter Agreement may be executed in counterparts, each of which shall be deemed an original and all of the counterparts together shall constitute on and the same agreement.

SATYAM COMPUTER SERVICES LIMITED

By:	G. Jayaraman
Company Secretary
Date: August 12, 2011
Agreed to as of the date set forth below
CITIBANK, N.A., as ADR Depositary

By:
Name:
Title:
Date:

Exhibits
A B	Termination Notice Form of ADR

2

EXHIBIT A
NOTICE OF TERMINATION OF ADR FACILITY
FOR SATYAM COMPUTER SERVICES LIMITED SHARES
TO ALL HOLDERS AND BENEFICIAL OWNERS OF
SATYAM COMPUTER SERVICES LIMITED AMERICAN DEPOSITARY SHARES (“ADSs”)

DEPOSITARY:	CITIBANK, N.A.
COMPANY:	SATYAM COMPUTER SERVICES LIMITED, a limited liability company organized under the laws of the Republic of India.
DEPOSITED SECURITIES:	Equity shares of the Company (the “Shares”).
CUSIP NO:	804098101.
ADS TICKER:	SAYCY.
ADS(s) TO SHARE(s) RATIO:	One (1) ADS to two (2) equity shares.
DEPOSIT AGREEMENT:	Deposit Agreement, dated as of May 14, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by American Depositary Receipts (“ADRs”) issued thereunder, as supplemented by Letter Agreements dated as of September 4, 2002, November 7, 2007 and August 12, 2011.
PROGRAM TERMINATION DATE:	September 12, 2011.
LAST DAY TO PRESENT ADSs FOR TRANSFER:*	March 12, 2012.
LAST DAY TO PRESENT ADSs FOR CANCELLATION:*	March 12, 2012.
FORCED SALE OF DEPOSITED SECURITIES:	March 13, 2012 — March 30, 2012 (unless extended by the Depositary).

*	All ADS transfer and cancellation presentations must be in good order no later than March 12, 2012 in order to be processed by the Depositary.
CITIBANK, N.A. HEREBY GIVES NOTICE OF THE TERMINATION OF THE AMERICAN DEPOSITARY RECEIPTS FACILITY FOR THE ADSs EFFECTIVE AS OF THE TERMINATION DATE.
Pursuant to Section 6.2 of the Deposit Agreement, the Company has directed the Depositary to terminate the Deposit Agreement. As a result of the termination, in accordance with the Deposit Agreement, holders of ADSs will be given until March 12, 2012 to surrender their ADSs in exchange for corresponding Shares of the Company in India. The ADS holders are requested to arrange for the surrender of their ADSs to the Depositary as soon as possible and in any event before March 12, 2012.

A-1

To support on-going over-the-counter trading of ADSs after the Termination Date, the Depositary has agreed to continue to process transfers of ADSs (presented for transfer in good order) until March 12, 2012.
The Depositary has also agreed to continue to distribute dividends and the net cash proceeds from the sale of corporate actions entitlements (after deduction of applicable fees, taxes and expenses) to holders of ADSs who surrender their ADSs for cancellation after the record date for the applicable dividend or corporate actions entitlement but before March 12, 2012. To receive such dividends or net cash proceeds from the sale of corporate actions entitlements with respect to ADSs cancelled before March 12, 2012, holders of the ADSs so cancelled will need to submit a written request to Citibank, N.A. attn.: Dividend Department, 111 Wall Street, 15th Floor, Zone 8, New York, New York 10043. After March 12, 2012, the Depositary will attempt to sell the remaining Shares held on deposit upon the terms described below. ADS holders who have not prior to such date surrendered their ADSs for cancellation will receive the net cash proceeds from the sale of the Shares held on deposit, together with the unpaid dividends and the net cash proceeds from the sale of corporate actions entitlements, upon surrender of their ADSs to the Depositary.
According to Section 6.2 of the Deposit Agreement, all holders of ADSs, upon surrender of their ADSs to the Depositary, are entitled to delivery of the amount of the deposited Shares represented by the ADS upon the terms and conditions of the Deposit Agreement and upon payment of the applicable fees, taxes and charges as provided in the Deposit Agreement. The ability to receive deposited Shares upon surrender of the ADSs will terminate on March 12, 2012. From March 13, 2012 through March 30, 2012, the Depositary will arrange for the sale (on a commercially reasonable efforts basis) of the Shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding. The Depositary may extend such sale period if it deems such extension necessary or advisable in order to facilitate the orderly sale of the Shares then held on deposit.
After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement except (i) to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the fees and charges of, and expenses incurred by, the Depositary, and all applicable taxes or governmental charges for the account of the Holders and Beneficial Owners, in each case upon the terms set forth in Section 5.9 of the Deposit Agreement), and (ii) as may be required at law in connection with the termination of the Deposit Agreement.
Please be advised that holders who present ADSs for cancellation will be able to take possession of the corresponding Shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such Shares prior to presenting their ADSs to the Depositary for cancellation. To establish such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.
If you have any questions about the above termination, please call Citibank, N.A. at 1-877-248-4237.

Citibank, N.A., as Depositary
August 12, 2011

INFORMATION GUIDE FOR ADS CANCELLATION
SATYAM COMPUTER SERVICES LIMITED

     Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as depositary (the “Depositary”), each ADS representing the right to receive two (2) equity shares of Satyam Computer Services Limited (the “Shares”), wishing to instruct Citibank, N.A. to cancel such person’s ADSs and release the Shares represented by such person’s ADSs should proceed as follows:
A. Holders of Certificates
     Persons holding certificates commonly referred to as “American Depositary Receipts” or “ADRs” wishing to instruct the Depositary to cancel such person’s ADSs and release the Shares represented by such ADSs should take the following actions:
          1. Complete and sign the attached ADS Cancellation Instructions Form (the “Cancellation Form”); and
          2. Deliver to the Depositary at:

By Mail:	By Overnight Courier :
CITIBANK, N.A. CORPORATE ACTIONS P. O. BOX 43011 PROVIDENCE, RI 02940-3011	CITIBANK, N.A. CORPORATE ACTIONS 250 ROYALL STREET ATTN: SUITE V CANTON, MA 02021

each of the following:
a.	Completed and signed Cancellation Form;

b.	ADR(s) evidencing the ADSs that the holder wishes to be canceled; and

c.	Certified check covering the cancellation fees for the aggregate amount of the ADSs presented for cancellation ($.05 per ADS presented) plus a $15.00 telex charge.
     Upon timely receipt of all instruments described in Section (2) above, the Depositary shall cause the ADSs to be canceled and the Shares to be delivered in accordance with the instructions of the holder.

B. Persons Holding ADSs through Brokers, Custodians and Other Agents
     Holders of ADSs through a broker, custodian or other agent should contact the broker or custodian or other agent and direct such broker, custodian or other agent to instruct the Depositary to cancel the ADSs and to release the Shares represented by the ADSs so canceled. Brokers, custodians or other agents wishing to instruct the Depositary to cancel ADSs and release Shares should contact Rosanne Devonshire at 1-212-657-7465.
     Upon receipt of the necessary instructions and of delivery of the ADSs from the broker, custodian or other agent, the Depositary shall cause the ADSs to be canceled and the Shares represented by the ADSs so canceled to be delivered in accordance with the instructions of the broker, custodian or other agent.
C. Special Instructions
     Holders of ADSs who have lost their ADR(s), or if the ADSs are part of an estate or trust, should call Citibank, N.A. at 1-877-248-4237.
Note: In order to receive the Shares you must deliver the duly completed ADR Cancellation Form and your ADSs to the Depositary prior to close of business in New York City on March 12, 2012.
Please be advised that holders who present ADSs for cancellation will be able to take possession of the corresponding Shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such Shares prior to presenting their ADSs to the Depositary for cancellation. To establish such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.

ADS CANCELLATION INSTRUCTIONS FORM
To instruct the cancellation of American Depositary Shares (“ADSs”), each ADS representing the right to receive two (2) equity shares (the “Shares”)
OF
SATYAM COMPUTER SERVICES LIMITED
Pursuant to the Notice of Termination of ADR Facility, dated August 12, 2011, the undersigned, the holder(s) of the ADS(s) referred to below, or the assign(s) of such holder(s), hereby surrender(s) such ADS(s) to Citibank, N.A., as depositary (the “Depositary”), and instruct(s) the Depositary to cause the Shares represented by the ADSs to be released in the manner identified in Item (B) below.
IMPORTANT: PLEASE FILL IN EACH OF THE APPLICABLE BOXES
          IF YOUR ADSs ARE REPRESENTED BY A CERTIFICATE (COMMONLY KNOWN AS “AMERICAN DEPOSITARY RECEIPT” OR “ADR”), PLEASE ARRANGE FOR DELIVERY OF THE ADR(s) REPRESENTING THE ADSs TO THE DEPOSITARY TOGETHER WITH THIS ADS CANCELLATION INSTRUCTIONS FORM.

ITEM A: DESCRIPTION OF ADSs ENCLOSED
Number of ADSs Enclosed
Name(s) and Address(es) of Record Holder(s) of Satyam Computer Services Limited ADSs	(attach additional lists if necessary)
(if blank, please fill in exactly as name(s) appear(s) on the ADR(s), if any)
Number of ADSs
	ADR Number(s) (if	represented
	applicable)	thereby

Total Number of ADSs surrendered:

ITEM B: ORDINARY SHARES DELIVERY INSTRUCTIONS
(Please complete each of the following below to allow delivery of your
Satyam Computer Services Limited Shares in the Republic of India.)
Upon cancellation of my ADSs, I hereby instruct you to release my Satyam Computer Services Limited Shares in the following manner:
     In a custodian or brokerage (demat) account in the Republic of India

Broker/Custodian Name in India

BIC Code

Account No. at Broker/Custodian in India

Contact Name of Broker/Custodian in India

Contact Number of Broker/Custodian in India

Contact E-Mail of Broker/Custodian in India

Demat Account Number of Beneficial Owner

Name of Beneficial Owner

Please be advised that holders who present ADSs for cancellation will be able to take possession of the corresponding Shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such Shares prior to presenting their ADSs to the Depositary for cancellation. To establish such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.
ITEM C:                                                                                                                 SIGNATURE(S)
Date: _____________________ Area Code and Telephone No.: _______________________

Signature(s):

(Must be signed by record owner(s) of ADSs, exactly as name(s) appear(s) (i) on the applicable account statement for ADSs that are not certificated, of (ii) on the enclosed ADR(s) for ADSs that are certificated. If signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the capacity of the person signing should also be indicated.)
Name(s):

Capacity (full title):

ITEM D:                                                                                                   MEDALLION GUARANTEE
The signature(s) in Item C of this ADS Cancellation Instructions Form must be guaranteed (Guarantee of Signature) by an Eligible Guarantor Institution that is a member in good standing of a recognized Medallion Signature Guarantee Program approved by The Securities Transfer Association, Inc. (A NOTARY SEAL IS NOT ACCEPTABLE)

Medallion Guarantee Stamp (Notary Public Is not Acceptable)

EXHIBIT B
[FORM OF RECEIPT]

Number	CUSIP NUMBER:
American Depositary Shares
(each American Depositary Share
representing two (2) equity shares,
par value Rs.2 per share)
THE COMPANY HAS INSTRUCTED THE DEPOSITARY TO TERMINATE THE ADR PROGRAM EFFECTIVE SEPTEMBER 12, 2011. THE COMPANY AND THE DEPOSITARY HAVE AGREED THAT, NOTWITHSTANDING THE TERMS OF THE DEPOSIT AGREEMENT, THE DEPOSITARY WILL CONTINUE TO PROVIDE HOLDERS OF ADSs ALL SERVICES CONTEMPLATED IN THE DEPOSIT AGREEMENT AFTER SEPTEMBER 12, 2011 UNTIL MARCH 12, 2012. THE DEPOSITARY INTENDS TO ARRANGE FOR THE SALE (ON A COMMERCIALLY REASONABLE EFFORTS BASIS) OF ANY SHARES HELD ON DEPOSIT AS OF THE CLOSE OF BUSINESS IN NEW YORK CITY ON MARCH 12, 2012 DURING THE PERIOD FROM MARCH 13 TO MARCH 30, 2012 (UNLESS EXTENDED BY THE DEPOSITARY) ON THE INDIAN STOCK EXCHANGES (BSE AND NSE) THROUGH AN INDIAN BROKER.
AMERICAN DEPOSITARY RECEIPT
FOR
AMERICAN DEPOSITARY SHARES
representing
DEPOSITED EQUITY SHARES
of
SATYAM COMPUTER SERVICES LIMITED
(a limited liability company organized under the laws of the Republic of India)
     CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (the “Depositary”), hereby certifies that _____________is the owner of ______________ American Depositary Shares (hereinafter “ADS”), representing deposited equity shares, each of par value of Rs.2 per share, including evidence of rights to receive such equity shares (the “Shares”) of Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India (the “Company”). As of the date of the Deposit Agreement (as hereinafter defined), each ADS represents two Shares deposited under the Deposit Agreement with (except as contemplated in Section 5.10 of the Deposit Agreement) the Custodian, which at the date of execution of the Deposit Agreement is Citibank, N.A. — Mumbai Branch (the “Custodian”). The ratio of American Depositary Shares to Shares is subject to amendment as provided in the Deposit Agreement. The Depositary’s Principal Office is located at 111 Wall Street, New York, New York 10043, U.S.A.
     (1) The Deposit Agreement. This American Depositary Receipt is one of an issue of American Depositary Receipts (“Receipts”), all issued and to be issued upon the terms and conditions set forth in the Deposit Agreement, dated as of May 14, 2001 (as amended from time to time, the “Deposit Agreement”), by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares (“ADSs”) evidenced by Receipts issued thereunder, each of whom by accepting an ADS (or an interest therein) agrees to become a party thereto and becomes bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners of Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called “Deposited Securities”). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and with the Custodian.
     The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Articles of Association and Memorandum of Association of the Company (as in effect on the date of the signing of the Deposit Agreement) and are qualified by and subject to the detailed provisions of the Deposit Agreement and the Articles of Association and Memorandum of Association, to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities. The Depositary has made arrangements for the acceptance of the ADSs into DTC. Each Beneficial Owner of ADSs held through DTC must rely on the procedures of DTC and the DTC Participants to exercise and be entitled to any rights attributable to such ADSs.
     (2) Surrender of Receipts and Withdrawal of Deposited Securities.
     The Holder of this Receipt (and of the ADSs evidenced hereby) shall be entitled to Delivery (at the Custodian’s designated office) to him or upon his order of the Deposited Securities at the time represented by the ADS(s) evidenced hereby upon satisfaction of each of the following conditions: (i) the Holder (or a duly authorized attorney of the Holder) has duly Delivered to the Depositary at its Principal Office the ADSs evidenced hereby (and, if applicable, this Receipt) for the purpose of withdrawal of the Deposited Securities represented thereby, (ii) if so required by the Depositary, this Receipt has been properly endorsed in blank or is accompanied by proper instruments of transfer in blank (including signature guarantees in accordance with standard securities industry practice), (iii) if so required by the Depositary, the Holder of the ADSs has executed and delivered to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be Delivered to or upon the written order of the person(s) designated in such order, and (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.9 and Exhibit B to the Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement, of the Company’s Articles of Association and Memorandum of Association, and of any applicable laws and the rules of the Reserve Bank of India, and to any provisions of or governing the Deposited Securities, in each case as in effect at the time thereof.
     Upon satisfaction of each of the conditions specified above, the Depositary (i) shall cancel the ADSs Delivered to it (and, if applicable, the Receipt evidencing the ADSs so Delivered), (ii) shall direct the Registrar to record the cancellation of the ADSs so Delivered on the books maintained for such purpose, and (iii) shall direct the Custodian to Deliver (without unreasonable delay) at the Custodian’s designated office the Deposited Securities represented by the ADSs so canceled together with any certificate or other document of title for the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose, subject however, in each case, to the terms and conditions of the Deposit Agreement, of this Receipt, of the Articles of Association and Memorandum of Association of the Company, applicable laws and of the rules of the Reserve Bank of India, and to the terms and conditions of or governing the Deposited Securities, in each case as in effect at the time thereof.
     The Depositary shall not accept for surrender ADSs representing less than one Share. In the case of surrender of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be Delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) return to the person surrendering such ADSs the number of ADSs representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional Share represented by the ADS(s) so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the ADSs. Notwithstanding anything else contained in this Receipt or the Deposit Agreement, the Depositary may make delivery at the Principal Office of the Depositary of (i) any cash dividends or cash distributions, or (ii) any proceeds from the sale of any distributions of shares or rights, which are at the time held by the Depositary in respect of the Deposited Securities represented by the

ADSs evidenced by this Receipt. At the request, risk and expense of any Holder so surrendering ADSs, represented by this Receipt, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held by the Custodian in respect of the Deposited Securities represented by such ADSs to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.
     (3) Transfer, Combination and Split-Up of Receipts. The Registrar shall promptly register the transfer of this Receipt (and of the ADSs represented thereby) on the books maintained for such purpose and the Depositary shall cancel this Receipt and execute new Receipts evidencing the same aggregate number of ADSs as those evidenced by this Receipt when canceled, shall cause the Registrar to countersign such new Receipts and shall Deliver such new Receipts to or upon the order of the person entitled thereto, if each of the following conditions has been satisfied: (i) this Receipt has been duly Delivered by the Holder (or by a duly authorized attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a transfer thereof, (ii) this Receipt has been properly endorsed or is accompanied by proper instruments of transfer (including signature guarantees in accordance with standard securities industry practice), (iii) this Receipt has been duly stamped (if required by the laws of the State of New York or of the United States), and (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.9 and Exhibit B to the Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement and of applicable law.
     The Registrar shall promptly register the split-up or combination of this Receipt (and of the ADSs represented hereby) on the books maintained for such purpose and the Depositary shall cancel this Receipt and execute new Receipts for the number of ADSs requested, but in the aggregate not exceeding the number of ADSs evidenced by this Receipt when canceled by the Depositary, shall cause the Registrar to countersign such new Receipts and shall Deliver such new Receipts to or upon the order of the Holder thereof, if each of the following conditions has been satisfied: (i) this Receipt has been duly Delivered by the Holder (or by a duly authorized attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a split-up or combination hereof, and (ii) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and government charges (as are set forth in Section 5.9 and Exhibit B to the Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement and of applicable law.
     (4) Pre-Conditions to Registration, Transfer, Etc. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon, or the withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of

Shares or presenter of ADSs or of a Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in the Deposit Agreement and in this Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matters contemplated in the Deposit Agreement, and (iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts or ADSs or to the withdrawal of Deposited Securities and (B) such reasonable regulations of the Depositary and the Company may establish consistent with the Deposit Agreement and applicable law.
     The issuance of ADSs against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of ADSs against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Company, the Depositary, a Registrar or the Share Registrar, if any, are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange upon which the Receipts or Shares are listed, or under any provision of the Deposit Agreement or this Receipt, or under any provision of, or governing, the Deposited Securities, or because of a meeting of shareholders of the Company or for any other reason, subject in all cases to paragraph (24) hereof. Notwithstanding any provision of the Deposit Agreement or this Receipt to the contrary, Holders are entitled to surrender outstanding ADSs to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, and (iv) other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).
     (5) Compliance With Information Requests. Notwithstanding any other provision of the Deposit Agreement or this Receipt, each Holder and Beneficial Owner of the ADSs represented hereby agrees to comply with the laws of the Republic of India, the rules and requirements of the Securities and Exchange Board of India, Reserve Bank of India, and of any stock exchange on which Shares or ADSs are, or will be registered, traded or listed or the Articles of Association and Memorandum of Association of the Company, which require notification to the Company of interest in Deposited Securities, inter alia, as to certain acquisition or disposition of shares (or share equivalents) the capacity in which such Holder or Beneficial Owner owns ADSs (and Shares, as the case may be) and regarding the identity of any other person(s) then or previously interested in such ADSs and the nature of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request.
     (6) Ownership Restrictions. Notwithstanding any provision of this Receipt or of the Deposit Agreement, the Company may restrict transfers of the Shares where such transfer might result in ownership of Shares exceeding limits imposed under applicable law and regulation, or the Articles of Association and Memorandum of Association of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of ADSs where such transfer may result in the total number of Shares represented by the ADSs owned by a single Holder or Beneficial Owner to exceed any such limits. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or a mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Articles of Association and Memorandum of Association of the Company.
     (7) Liability of Holder for Taxes and Other Charges. If any tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities or ADSs, such tax, or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary. The Company, the Custodian and/or Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner hereof remaining liable for any deficiency. The Custodian may refuse the deposit of Shares and the Depositary may refuse to issue ADSs, to deliver Receipts, register the transfer, split-up or combination of ADRs and (subject to paragraph (24) hereof) the withdrawal of Deposited Securities until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner May be required from time to time to indemnify the Depositary, the Company, the Custodian, and any of their agents, officers, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.
     (8) Representations and Warranties of Depositors. Each person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued and outstanding, fully paid and nonassessable and that any preemptive rights have been validly waived or exercised, and that the person making such deposit is duly authorized so to do. Except as contemplated by Section 2.12 of the Deposit Agreement each such person shall also be deemed to represent that Shares deposited by that person are not Restricted Securities, and that the deposit of Shares or sale of Receipts by that person is not restricted, under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts or adjustments in the Depositary’s records in respect thereof.
     (9) Filing Proofs, Certificates and Other Information. Any person presenting Shares for deposit, any Holder and any Beneficial Owner may be required by the Company or the Depositary, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary, the Company and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval and approval for deposit, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and regulations and the terms of the Deposit Agreement and the provisions of, or governing, the Deposited Securities, to execute such certifications and to make such representations and warranties, and to provide such other information or documentation (or, in the case of Shares in registered form presented for deposit, such information relating to the registration of Shares on the books of the Shares Registrar) as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreement. Subject to paragraph (24) hereof and the terms of the Deposit Agreement, the Depositary and the Registrar, as applicable, may withhold the execution or Delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or, to the extent not limited by paragraph (24) hereof, the Delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed, or such representations are made or such information and documentation are provided, in each case to the Depositary’s, the Registrar’s and the Company’s satisfaction.
     (10) Charges of Depositary. The Depositary shall charge the following fees for the services performed under the terms of the Deposit Agreement:
(i)	to any person to whom ADSs are issued upon the deposit of Shares, a fee not in excess of U.S. $5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraphs (iv) and (v) below);

(ii)	to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities, a fee not in excess of U.S. $5.00 per 100 ADSs (or fraction thereof) so surrendered;

(iii)	to any Holder of ADRs, a fee not in excess of U.S. $2.00 per 100 ADSs (or fraction thereof) held for the distribution of cash proceeds (i.e., upon the sale of rights and other entitlements);

(iv)	to any Holder of ADRs, a fee not in the excess of U.S. $5.00 per 100 ADSs (or fraction thereof) issued upon the exercise of rights to purchase additional ADSs; and

(v)	No Fee shall be payable upon distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends (or other free distributions of stock) so long as the charging of such fee is prohibited by the exchange upon which the ADSs are listed. If charging of such fees is not prohibited, the fees specified in (i) above shall be payable in respect of ADS distributions pursuant to stock dividends (or other free distributions of stock) and the fees specified in (iii) above shall be payable in respect of distributions of cash.
     In addition, Holders, Beneficial Owners, person depositing Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:
(i)	taxes (including applicable interest and penalties) and other governmental charges;

(ii)	such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;

(iv)	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v)	such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

(vi)	the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.
     Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders or Beneficial Owners, only in the manner contemplated by paragraph (22) of this Receipt. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request. The charges and expenses of the Custodian are for the sole account of the Depositary.
     (11) Title to Receipts. It is a condition of this Receipt, and every successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each ADS evidenced hereby) shall be transferable on the same terms as a certificated security under the laws of the State of New York, provided that the Receipt has been properly endorsed or is accompanied by proper instruments of transfer. Notwithstanding any notice to the contrary, the Depositary and the Company may deem and treat the Holder of this Receipt (that is, the person in whose name this Receipt is registered on the books of the Depositary) as the absolute owner thereof for all purposes. Neither the Company nor the Depositary shall have any obligation nor be subject to any liability under the Deposit Agreement or this Receipt to any holder of this Receipt or any Beneficial Owner unless such holder is the registered Holder of this Receipt or, in the case of a Beneficial Owner, such Beneficial Owner or the Beneficial Owner’s representative is the registered Holder thereof.
     (12) Validity of Receipt. This Receipt (and the American Depositary Shares represented hereby) shall not be entitled to any benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company unless this Receipt has been (i) dated, (ii) signed by the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Receipts. Receipts bearing the facsimile signature of a duly-authorized signatory of the Depositary or the Registrar, who at the time of signature was a duly authorized signatory of the Depositary or the Registrar, as the case may be, shall bind the Depositary, notwithstanding the fact that such signatory has ceased to be so authorized prior to the delivery of such Receipt by the Depositary.
     (13) Available Information; Reports; Inspection of Transfer Books. The Company is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Depositary shall make available for inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company.
     The Registrar shall keep books for the registration of issuances and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar’s knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to the Deposit Agreement or the Receipts.
     The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to paragraph (24) hereof.

Dated:			CITIBANK, N.A.,
as Depositary
CITIBANK, N.A.
Transfer	Agent and Registrar
By:

Vice President
By:
Authorized Signatory
     The address of the Principal Office of the Depositary is 111 Wall Street, New York, New York 10043, U.S.A.

[FORM OF REVERSE OF RECEIPT]
SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
OF THE DEPOSIT AGREEMENT
     (14) Dividends and Distributions in Cash, Shares, etc. Whenever the Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights securities or other entitlements under the Deposit Agreement, the Depositary will (i) if at the time of receipt thereof any amounts received in a Foreign Currency can in the judgment of the Depositary (upon the terms of the Deposit Agreement), be converted on a practicable basis into Dollars transferable to the United States, promptly convert or cause to be converted such dividend, distribution or proceeds into Dollars (upon the terms of the Deposit Agreement), (ii) if applicable, establish the ADS Record Date upon the terms described in Section 4.9 of the Deposit Agreement, and (iii) promptly distribute the amount thus received (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary as provided in the Deposit Agreement and (b) taxes withheld) to the Holders entitled thereto as of the ADS Record Date in proportion to the number of ADS held as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributed shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of ADSs then outstanding. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Custodian or the Depositary to the relevant governmental authority.
     If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall or cause such Shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or their respective nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall, subject to and in accordance with the Deposit Agreement, establish the ADS Record Date and either (i) the Depositary shall distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of the Deposit Agreement (including, without limitation, (a) the applicable fees and charges of, and expenses incurred by, the Depositary as provided in the Deposit Agreement and (b) taxes), or (ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interest in the additional integral number of Shares distributed upon the Deposited Securities represented thereby (net (a) of the applicable fees and charges of, and the expenses incurred by, the Depositary, as provided in the Deposit Agreement and (b) taxes). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares or ADSs, as the case may be, represented by the aggregate of such fractions and distribute the net proceeds upon the terms set forth in the Deposit Agreement.
     In the event that the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company in the fulfillment of its obligations under the Deposit Agreement, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable and the Depositary shall distribute the net proceeds of any such sale (after deduction of such (a) taxes and (b) fees and charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms of the Deposit Agreement. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.
     Upon timely receipt of a notice indicating that the Company wishes an elective distribution to be made available to Holders upon the terms described in the Deposit Agreement, the Company and the Depositary shall determine whether such distribution is lawful and reasonably practicable. If so, the Depositary shall, to the extent permitted by law and subject to the terms and conditions of the Deposit Agreement, distribute either (x) cash as in the case of a cash distribution or (y) additional ADSs representing such additional Shares as in the case of a distribution of Shares. In either case, the Depositary shall, subject to the terms and conditions of the Deposit Agreement, establish and ADS record date according to paragraph (16) and establish procedures to enable the Holder hereof to elect to receive the proposed distribution in cash or in additional ADSs. If a Holder elects to receive the distribution in cash, the dividend shall be distributed as in the case of a distribution in cash. If the Holder hereof elects to receive the distribution in additional ADSs, the distribution shall be distributed as in the case of a distribution in Shares. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holder hereof a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that the Holder hereof will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.
     Upon timely receipt by the Depositary of a notice indicating that the Company wishes rights to subscribe for additional Shares to be made available to Holders of ADSs, the Depositary upon consultation with the Company, shall determine, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to any Holders only if (i) the Company shall have requested that such rights be made available to Holders, (ii) the Depositary shall have received the documentation contemplated in the Deposit Agreement, and (iii) the Depositary shall have determined, in consultation with the Company, that such distribution of rights is reasonably practicable. If such conditions are not satisfied, the Depositary shall sell the rights as described below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in the Deposit Agreement) and establish procedures (x) to distribute rights to purchase additional ADSs (by means of warrants or otherwise), (y) to enable the Holders to exercise the rights (upon payment of the subscription price and of the applicable (a) fees and charges of, and expenses incurred by, the Depositary as provided in the Deposit Agreement and (b) taxes), and (z) to deliver ADSs upon the valid exercise of such rights. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holders a method to exercise rights to subscribe for Shares (rather than ADSs). If (i) the Company does not request the Depositary to make the rights available to Holders or if the Company requests that the rights not be made available to Holders, (ii) the Depositary fails to receive the documentation required by the Deposit Agreement or determines in consultation with the Company, that it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public or private sale) as it may deem proper. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes) upon the terms hereof and of the Deposit Agreement. If the Depositary is unable to make any rights available to Holders or to arrange for the sale of the rights upon the terms described above, the Depositary shall allow such rights to lapse. The Depositary shall not be responsible for (i) any failure to determine that it may be practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale or exercise, or (iii) the content of any materials forwarded to the ADR Holders on behalf of the Company in connection with the rights distribution.
     Notwithstanding anything herein or in the Deposit Agreement to the contrary, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate is required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders (i) unless and until a registration statement under the Securities Act (or other applicable law) covering such offering is in effect or (ii) unless the Company furnishes the Depositary opinion(s) of counsel for the Company in the United States and counsel to the Company in any other applicable country in which rights would be distributed in each case reasonably satisfactory to the Depositary, to the effect that the offering and sale of such securities to Holders and Beneficial Owners are exempt from, or do not require registration under, the provisions of the Securities Act or any other applicable laws. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of ADSs representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges.
     There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing herein or in the Deposit Agreement shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.
     Upon receipt of a notice indicating that the Company wishes property other than cash, Shares or rights to purchase additional Shares, to be made to Holders of ADSs, the Depositary shall determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received the documentation contemplated in the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution is reasonably practicable. Upon satisfaction of such conditions, the Depositary shall distribute the property so received to the Holders of record, as of the ADS Record Date, in proportion to the number of ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.
     If the conditions above are not satisfied, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary as provided in the Deposit Agreement (b) taxes) to the Holders upon the terms hereof and of the Deposit Agreement. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.
     (15) Redemption. Upon timely receipt of notice from the Company that it intends to exercise its right of redemption in respect of any of the Deposited Securities, and a satisfactory opinion of counsel, and upon determining that such proposed redemption is practicable, the Depositary shall (to the extent practicable) provide to each Holder a notice setting forth the Company’s intention to exercise the redemption rights and any other particulars set forth in the Company’s notice to the Depositary. Upon receipt of confirmation that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, distribute the proceeds (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary as provided in the Deposit Agreement, and (b) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs by Holders thereof upon the terms of the Deposit Agreement. If less than all outstanding Deposited Securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary. The redemption price per ADS shall be the dollar equivalent of per share amount received by the Depositary (adjusted to reflect the ADS(s)-to-Share(s) ratio) upon the redemption of the Deposited Securities represented by ADSs (subject to the terms of the Deposit Agreement and the applicable fees and charges of, and expenses incurred by, the Depositary, and taxes) multiplied by the number of Units or Deposited Securities represented by each ADS redeemed.
     (16) Fixing of ADS Record Date. Whenever the Depositary shall receive notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any distribution (whether in cash, Shares, rights or other distribution), or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of, or solicitation of consents or proxies of, holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent or any other matter, the Depositary shall fix a record date (“ADS Record Date”) for the determination of the Holders of Receipts who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. Subject to applicable law and the terms and conditions of this Receipt and the Deposit Agreement, only the Holders of Receipts at the close of business in New York on such ADS Record Date shall be entitled to receive such distributions, to give such instructions, to receive such notice or solicitation, or otherwise take action.
     (17) Voting of Deposited Securities. As soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy. The Depositary shall (if requested in writing in a timely manner by the Company, at the Company’s expense and provided no U.S. legal prohibitions exist) provide to Holders: (a) such notice of meeting or solicitation of consent or proxies, (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the Company’s Articles of Association and Memorandum of

Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder’s ADS and (c) a brief statement as to the manner in which such instructions may be given. Upon the timely receipt of voting instructions from a Holder of ADSs on the ADS Record Date in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law the provisions of the Deposit Agreement, the provisions of the Articles of Association and Memorandum of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from Holders of a majority of the American Depositary Shares for which instructions have been given to the Depositary, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions received from the Holders giving instructions.
     The Company’s Articles of Association and Memorandum of Association provide that a poll may be demanded at any general meeting by a holder or holders holding (a) at least 10% of the total Shares entitled to vote on a resolution or (b) Shares with an aggregate paid up capital of at least Rs.50,000. As a result, unless specifically instructed by a Holder or Holders holding (a) at least 10% of the total Shares (represented by such Holder(s)’ American Depositary Shares) entitled vote on a resolution or (b) Shares (represented by such Holder(s)’ American Depositary Shares) with an aggregate paid up capital of at least Rs.50,000, the Custodian, acting on behalf of the Holders upon the instructions of the Depositary, may not join in demanding a poll. The Company’s Articles of Association and Memorandum of Association (as in effect on the date hereof), further provide that the Chairman of the Board of the Company shall cast the deciding vote, in the event of a tie.
     Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, the Shares or other Deposited Securities represented by ADS except pursuant to and in accordance with such written instructions from Holders. If voting instructions are received by the Depositary from any Holder on or before the date established by the Depositary for the receipt of such instructions, which are signed but without further indication as to specific instructions, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such instructions. Shares or other Deposited Securities represented by ADS for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. Notwithstanding anything else contained in the Deposit Agreement or this Receipt, the Depositary shall not have any obligation to take any action with respect to any meeting, or solicitation or consents or proxies, of holders of Shares or other Deposited Securities if the taking of such action would violate U.S. laws. The Company agrees to take any and all actions reasonably necessary to enable Holders and Beneficial Owners to exercise the voting rights accruing to the Shares or other Deposited Securities and to deliver to the Depositary an opinion of U.S. counsel addressing any actions requested to be taken if so requested by the Depositary. There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.
     (18) Changes Affecting Deposited Securities. Upon any change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for, or in conversion of or replacement of or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence ADSs representing the right to receive such additional securities. The Depositary may, with the Company’s approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of satisfactory documentation contemplated by the Deposit Agreement, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in this Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company’s approval, and shall if the Company requests, subject to receipt of satisfactory legal documentation contemplated in the Deposit Agreement, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales (net of (a) fees and charges of, and expenses incurred by, the Depositary as provided in the Deposit Agreement and (b) taxes) for the account of the Holders otherwise entitled to such securities and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.
     (19) Exoneration. Neither the Depositary nor the Company shall be obligated to do or perform any act which is inconsistent with the provisions of the Deposit Agreement or incur any liability to any Holder or Beneficial Owner (i) if the Depositary or the Company shall be prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement and this Receipt, by reason of any provision of any present or future law or regulation of the United States, the Republic of

India or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future of the Articles of Association and Memorandum of Association of the Company or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Articles of Association and Memorandum of Association of the Company or provisions of or governing Deposited Securities, (iii) for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for any inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of the Deposit Agreement, made available to Holders of ADS or (v) for any consequential or punitive damages for any breach of the terms of the Deposit Agreement. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement or this Receipt.
     (20) Standard of Care. The Company and its agents assume no obligation and shall not be subject to any liability under the Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Company and its agents agree to perform their obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary and its agents assume no obligation and shall not be subject to any liability under the Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Depositary and its agents agree to perform their obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company.
     (21) Resignation and Removal of the Depositary; Appointment of Successor Depositary. The Depositary may at any time resign as Depositary under the Deposit Agreement by written notice of resignation delivered to the Company, such resignation to be effective on the earlier of (i) the 90th day after delivery thereof to the Company, or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of (i) the 90th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed (except as required by applicable law), shall become fully vested with all the rights, powers, duties and obligations of its predecessor (other than as contemplated in Sections 5.8 and 5.9 of the Deposit Agreement). The predecessor depositary, upon payment of all sums due it and on the written request of the Company, shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in the Deposit Agreement), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly distribute notice of its appointment to such Holders. Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.
     (22) Amendment/Supplement. This Receipt and any provisions of the Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior written consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than the charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise materially prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to materially prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such ADS(s), to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and this Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, or rules or regulations.
     (23) Termination. The Depositary shall, at any time at the written direction of the Company, terminate the Deposit Agreement by providing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 90 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in herein and in the Deposit Agreement, the Depositary may terminate the Deposit Agreement by providing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of such Holders’ Receipt(s) at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of ADSs referred to in paragraph (2) hereof and in the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to Delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, the Deposited Securities and the ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as set forth in the Deposit Agreement.
     (24) Compliance with U.S. Securities Laws. Notwithstanding any provisions in this Receipt or the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.
     (25) Certain Rights of the Depositary; Limitations. Subject to the further terms and provisions of this paragraph (25), the Depositary, its Affiliates and their agents, on their own behalf and on behalf of their clients, may own and deal in any class of securities of the Company and its Affiliates and in ADSs. The Depositary may issue ADSs against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares. In its capacity as Depositary, the Depositary shall not lend Shares or ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the receipt of Shares pursuant to Section 2.3 of the Deposit Agreement and (ii) deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities pursuant to Section 2.7 of the Deposit Agreement, including ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a “Pre-Release Transaction”). The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the “Applicant”) to whom ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

(ASSIGNMENT AND TRANSFER SIGNATURE LINES)
FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfer(s) unto ____________________ whose taxpayer identification number is _______________________ and whose address including postal zip code is ________________, the within Receipt and all rights thereunder, hereby irrevocably constituting and appointing ________________________ attorney-in-fact to transfer said Receipt on the books of the Depositary with full power of substitution in the premises.
Dated:

Name:
By:
Title:

NOTICE: The signature of the Holder to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatsoever.

If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his/her full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

All endorsements or assignments of Receipts must be guaranteed by a member of a Medallion Signature Program approved by the Securities Transfer Association, Inc.
SIGNATURE GUARANTEED
Legends
[The Receipts issued in respect of Partial Entitlement ADSs shall bear the following legend on the face of the Receipt: “This Receipt evidences ADSs representing ‘partial entitlement’ equity shares, par value Rs.2 per share (“Shares”), of Satyam Computer Services Limited and as such do not entitle the holders thereof to the same per-share entitlement as other Shares (which are ‘full entitlement’

Shares) issued and outstanding at such time. The ADSs represented by this Receipt shall entitle holders to distributions and entitlements identical to other ADSs when the Shares represented by such ADSs become ‘full entitlement’ Shares”.